News Release
CIBC Announces Fourth Quarter 2005 Results

CIBC’s 2005 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.
•	Executive staff reduced by 15%
•	Reducing 900 other positions as part of productivity objective
•	Tier 1 Capital ratio restored to 8.5%
(Toronto, ON — December 1, 2005) — CIBC announced net income of $728 million for the fourth quarter ended October 31, 2005 compared with net income of $402 million a year ago. Diluted earnings per share (EPS) were $2.06, compared with $1.06 a year ago. CIBC’s Tier 1 capital ratio returned to its stated minimum objective of 8.5%.
The fourth quarter diluted EPS of $2.06 were reduced by the following items:
•	$100 million ($65 million after-tax) of higher than normal severance expense ($0.19 per share)
•	$23 million ($15 million after-tax) net adjustment to the provision for credit losses in the retail portfolios ($0.05 per share)
•	$19 million ($11 million after-tax) of New York premises sublease losses ($0.03 per share)
•	$15 million ($15 million after-tax) premium paid on preferred share redemptions ($0.04 per share)
The fourth quarter diluted EPS of $2.06 were increased by the following items:
•	$294 million ($241 million after-tax) gain on the sale of investments in Global Payments Inc. and Shoppers Drug Mart Corporation ($0.72 per share)
•	$50 million ($33 million after-tax) reversal of general allowance for credit losses ($0.10 per share)
•	$41 million after-tax of significant tax-related adjustments ($0.11 per share)
     In the fourth quarter, CIBC repatriated capital and retained earnings from our foreign operations which had the effect of increasing revenue and taxes, but had no material effect on net income.
     CIBC’s net income and diluted EPS for the fourth quarter of 2005 compared with a net loss of $1,907 million and $5.77 diluted loss per share, respectively, for the prior quarter, which included a $2.83 billion ($2.53 billion after-tax, or $7.45 per share) Enron-related litigation provision. The third quarter also included a $33 million ($19 million after-tax) provision and a $39 million reduction in income tax expense in respect of amounts accrued in prior quarters (net $0.06 per share recovery). These items were a result of the settlements reached during the third quarter with U.S. regulators relating to financing and brokerage services CIBC provided to hedge funds engaged in mutual fund market timing.
     Net loss for the 12 months ended October 31, 2005 was $32 million, or a diluted loss per share of $0.46, compared with net income of $2,091 million, or diluted EPS of $5.53 for 2004.

			Diluted
	Net income (loss)		earnings (loss) per share
$ millions, except per share amounts	2005	2004	2005	2004

For the three months ended
Jan. 31	$707	$586	$1.94	$1.54
Apr. 30	440	507	1.20	1.33
Jul. 31	(1,907)	596	(5.77)[1]	1.60
Oct. 31	728	402	2.06	1.06

For the years ended October 31	$(32)	$2,091	$(0.46)[1]	$5.53

1	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Review of Q4 performance
Net income was $728 million for the quarter, up $326 million from the fourth quarter of 2004. Net interest income was $1,172 million, down $115 million from the fourth quarter of 2004, primarily due to lower sales of non-core loans and a $53 million interest expense relating to U.S. income tax reassessments, partially offset by higher retail revenue driven by volume growth. Non-interest income was $2,251 million, up $637 million from the fourth quarter of 2004, due to higher merchant banking gains and $301 million in foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations. Provision for credit losses was $170 million, down $5 million from the fourth quarter of 2004, primarily due to higher recoveries in large corporate loans and a higher reversal of general allowance for credit losses ($50 million in the current quarter as compared with $25 million in the fourth quarter of 2004), partially offset by a net $23 million adjustment in the retail portfolios, higher loan losses in the personal lending portfolio due to volume growth and higher loss ratios, and the reversal of provision for credit losses in the student loan portfolio in the fourth quarter of 2004. Non-interest expenses were $2,057 million, down $209 million from the fourth quarter of 2004, primarily due to the $300 million provision in respect of Enron-related litigation matters in the fourth quarter of 2004 and lower incentive bonuses, partially offset by higher severance expense, a $23 million payroll tax expense reassessment in our U.K. operations, $19 million of New York premises sublease losses and higher project expense. Income tax expense was $436 million, up $390 million from the fourth quarter of 2004, primarily due to a net $308 million income tax expense on the repatriation of capital and retained earnings from our foreign operations, an increase in income, and an $85 million tax recovery relating to the resolution of various income tax audits in the fourth quarter of 2004, partially offset by a tax recovery of $59 million on the reversal of a portion of the valuation allowance relating to the future income tax asset from our U.S. operations and a $38 million net tax recovery on the resolution of various income tax audits and contingencies.
     Net income was $728 million, up $2,635 million from the prior quarter, primarily due to the provision for the Enron-related litigation matters in the prior quarter. Net interest income was $1,172 million, down $47 million from the prior quarter, primarily due to the $53 million interest expense relating to U.S. income tax reassessments. Non-interest income was $2,251 million, up $319 million from the prior quarter, primarily due to higher merchant banking gains and $301 million in foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations, partially offset by lower revenue from consolidated variable interest entities (VIEs). Provision for credit losses was $170 million, down $29 million from the prior quarter, primarily due to the $50 million reversal of the general allowance for credit losses and a lower loss ratio in cards, partially offset by the net $23 million adjustment to the provision for credit losses in the retail portfolios and higher loan losses in the personal lending portfolio. Non-interest expenses were $2,057 million, down $2,793 million from the prior quarter due to the provision for the Enron-related litigation matters in the prior quarter and lower incentive bonuses, partially offset by higher severance expense, the $23 million payroll tax expense reassessment in our U.K. operations, $19 million of New York premises sublease losses and higher project expense. Income tax expense was $436 million, up $542 million from the prior quarter, primarily due to an increase in income and a net $308 million income tax expense on the repatriation of capital and retained earnings from our foreign operations, partially offset by a tax recovery of $59 million on the reversal of a portion of the valuation allowance relating to the future income tax asset from our U.S. operations and a $38 million net tax recovery on the resolution of various income tax audits and contingencies.
Business Priorities
Balance Sheet Strength
CIBC’s Tier 1 Capital Ratio returned to its minimum stated objective of 8.5% in the fourth quarter, ahead of the bank’s stated objective of early 2006.
Improving Productivity
CIBC’s stated objective is to improve its productivity ratio to a median or better position among its Canadian bank peers. CIBC’s objective, by the end of 2006, is to achieve annual cost reductions of $250 million.
     During the fourth quarter, CIBC made solid progress against its objective. The bank announced it will realize annual direct and indirect savings of over $100 million from organizational changes, resulting from reducing layers of management and overlapping accountabilities. In the third and fourth quarter of 2005, the number of executive positions was reduced by 50 (15%). The severance expense booked in the fourth quarter includes the cost of a broader restructuring, which began in the quarter and will continue into 2006, involving over 900 additional positions.
     “Organizational changes that affect our people are always difficult,” says President & CEO Gerry McCaughey. “However these changes have been necessary to improve our overall competitiveness and to position CIBC for the long-term.”
Maintaining Business Strength
CIBC’s core businesses have well established client bases, strong levels of market share and proven track records of performance.
     “By continuing to look after our clients’ needs and maintaining a consistent level of investment, we will continue to be well positioned to preserve and enhance our position in the market,” says McCaughey. “In addition, our progress in the area of productivity will further improve our performance moving forward.”
Financial highlights
CIBC Retail Markets
During the year, CIBC adopted a new reporting structure. CIBC Retail Markets now comprises our retail markets, wealth management and cards businesses.

CIBC Fourth Quarter 2005 News Release	2

     CIBC Retail Markets reported net income of $350 million for the fourth quarter, compared with $393 million in the fourth quarter of 2004 and $404 million in the prior quarter.
     Revenue of $2,060 million was up $121 million from the fourth quarter of 2004, primarily due to volume growth in deposits, cards, mortgages, personal lending and President’s Choice Financial, increased trading activity and growth in mutual funds, and spread improvements in cards, partially offset by the impact of higher levels of securitized assets in cards. Loan losses were up $67 million, due to a $37 million reversal of the provision for credit losses in the student loan portfolio in the fourth quarter of 2004, the net $23 million adjustment to the provision for credit losses in the retail portfolios and higher loan losses in the personal lending portfolio due to higher loss ratios and volume growth. Non-interest expenses of $1,320 million were up $131 million, primarily due to a $49 million recovery on the sale of proven claims relating to the Air Canada contract in the fourth quarter of 2004, higher support costs, higher revenue-related compensation, higher severance expense and higher project expense, partially offset by lower operational losses and lower expenses due to the EDULINX sale.
     Revenue of $2,060 million was up $39 million from the prior quarter, primarily due to higher equity trading activity and hedging revenue in mortgages. Loan losses were up $39 million, primarily due to the net $23 million adjustment to the provision for credit losses in the retail portfolios and higher loan losses in the personal lending portfolio, partially offset by lower loss ratios in cards. Non-interest expenses of $1,320 million were up $41 million, due to higher severance expense and higher project expense.
CIBC World Markets
CIBC World Markets reported net income of $328 million for the fourth quarter, compared with a net loss of $34 million in the fourth quarter of 2004, which included the $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters and a net loss of $2,287 million in the prior quarter, which included the $2,830 million ($2,533 million after-tax) provision in respect of Enron-related litigation matters.
     Revenue of $964 million was $173 million higher than the fourth quarter of 2004, primarily due to higher merchant banking gains, higher revenue in equity structured products and European investment and corporate banking. This was partially offset by lower sales of non-core loans, the $53 million interest expense relating to U.S. income tax reassessments, and lower revenue in debt capital markets. Due to higher recoveries in large corporate loans, the provision for credit losses was in a recovery position of $4 million, compared to a $43 million provision in the fourth quarter of 2004. Non-interest expenses of $590 million were down $286 million from the fourth quarter of 2004, primarily due to a $300 million provision in respect of Enron-related litigation matters in the fourth quarter of 2004, partially offset by higher severance expense, the $23 million payroll tax expense reassessment in our U.K. operations and $19 million of New York premises sublease losses. Income tax expense of $44 million was up $150 million from the fourth quarter of 2004 primarily due to an increase in income, partially offset by a $13 million net tax recovery on the resolution of various income tax audits and contingencies.
     Revenue of $964 million was $35 million higher than the prior quarter primarily due to higher merchant banking gains, partially offset by the $53 million interest expense relating to U.S. income tax reassessments, lower revenue in real estate finance, lower sales of non core loans and lower debt capital markets revenue. Due to higher recoveries in large corporate loans, the provision for credit losses was in a recovery position of $4 million, compared to a provision of $13 million in the prior quarter. Non-interest expenses of $590 million were down $2,833 million from the prior quarter due to the $2,830 million provision in respect of Enron-related litigation matters in the prior quarter, partially offset by higher severance expense, the $23 million payroll tax expense reassessment in our U.K. operations and $19 million of New York premises sublease losses. Income tax expense of $44 million was up $304 million from the prior quarter primarily due to an increase in income, partially offset by the $13 million net tax recovery on the resolution of various income tax audits and contingencies.
Corporate and Other
Corporate and Other reported net income of $50 million for the fourth quarter, compared with $43 million in the fourth quarter of 2004 and a loss of $24 million in the prior quarter.
     Revenue of $399 million was up $228 million from the fourth quarter of 2004 primarily due to $301 million in foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations, partially offset by lower hedge revenue on stock appreciation rights (SARs) and lower interest on tax refunds. Recovery of credit losses was up $25 million, primarily due to the higher reversal of general allowance for credit losses ($50 million in the current quarter as compared with $25 million in the fourth quarter of 2004). Non-interest expenses of $147 million were down $54 million, primarily due to the impact of the sale of Juniper in the first quarter of 2005, reduced expenses related to SARs and lower incentive bonuses, partially offset by higher severance expense. Income tax expense of $226 million was up $274 million from the fourth quarter of 2004 primarily due to the net $308 million income tax expense on the repatriation of capital and retained earnings from our foreign operations and a $54 million tax recovery relating to the resolution of various income tax audits in the fourth quarter of 2004, partially offset by the tax recovery of $59 million on the reversal of a portion of the valuation allowance relating to the future income tax asset from our U.S. operations and a $25 million net tax recovery on the resolution of various income tax audits and contingencies. Non-controlling interests of $26 million were up $26 million primarily due to higher income from consolidated VIEs.

CIBC Fourth Quarter 2005 News Release	3

     Revenue of $399 million was up $198 million from the prior quarter primarily due to the $301 million in foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations, partially offset by lower revenue from consolidated VIEs. Recovery of credit losses was up $51 million due to the $50 million reversal of general allowance for credit losses. Income tax expense of $226 million was up $225 million from the prior quarter, primarily due to the net $308 million income tax expense on the repatriation of capital and retained earnings from our foreign operations, partially offset by the net tax recovery of $59 million on the reversal of a portion of the valuation allowance relating to the future income tax asset from our U.S. operations and the net tax recovery of $25 million on the resolution of various income tax audits and contingencies. Non-controlling interests of $26 million were down $49 million primarily due to lower income from consolidated VIEs.
Other highlights
CIBC Retail Markets
•	Commitment to community: CIBC raised more than $21 million for breast cancer research in the annual Canadian Breast Cancer Foundation CIBC Run for the Cure, which was held in more than 40 communities across Canada on October 2, 2005.
•	Increasing client satisfaction: CIBC’s overall client satisfaction increased in the Client Satisfaction Index (CSI), with improvements in quality of service, planning and advice in financial matters and branch staff and service.
•	Strong mortgage sales: New mortgage sales were $10 billion this quarter, up 14.2% from the fourth quarter of 2004.
•	Improving operational effectiveness: CIBC continued to reorganize and streamline its retail markets structure this quarter to improve further our client service experience and to improve productivity.
•	Successful funds-linked note issue: In August, CIBC Asset Management announced the successful close of CIBC FULPAY DARTS™ Renaissance® Funds-linked Deposit Notes, Series 1, which raised $102 million.
•	Growth in fee-based assets: CIBC Wood Gundy’s Portfolio Partner and Investment Consulting Services surpassed $14.6 billion in combined assets at the end of this quarter, representing an increase of $396 million or 2.8% from the third quarter, and $3.7 billion or 33.8% from the end of 2004.
CIBC World Markets
•	Continued underwriting strength: CIBC World Markets continued its leadership as #1 in Canadian equity underwriting for the year ended October 31, 2005. Key transactions in this quarter included acting as lead manager on the $492 million financing for Enerplus Resources Fund, and joint lead manager on the $318 million initial public offering for Canexus Income Fund.
•	Ongoing strength in advisory services: CIBC World Markets acted as financial advisor to Unocal Corporation on the sale of all the outstanding shares of its Canadian subsidiary Northrock Resources for US$1.8 billion. We also advised Leitch Technology Corp. on its agreed acquisition by Harris Corp. for $592 million.
•	Strong international performance: Key transactions included acting as Joint Mandated Lead Arranger and Book Runner for the €1,850 million financing to support the acquisition of Flint Ink Corporation by Xsys Print Solutions, a portfolio company of CVC Capital Partners; and acting as exclusive financial advisor to Colony Capital on its acquisition of the hotel portfolio of Raffles Holdings Limited for US$1.01 billion.
Outlook
Both Canada and the U.S. are expected to see another year of moderate growth in 2006. High energy prices will serve as a braking force on the U.S. economy, while Canada’s growth will be moderated by the ongoing effect of a strong Canadian dollar. Interest rates are expected to increase gradually, which could slow the pace of consumer and mortgage lending.
     Retail and wealth businesses in CIBC Retail Markets are expected to perform at levels consistent with the recent past and in line with industry growth rates. In CIBC World Markets, through the actions we have taken to lower risk and volatility, we are well positioned to deliver more consistent results going forward.

Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
CIBC’s audited annual consolidated financial statements and accompanying MD&A will be available by 2:00 p.m. Eastern time, today at www.cibc.com, and will be filed with Canadian and U.S. securities regulators on or about December 12, 2005.
The information appearing after “A note about forward-looking statements” forms a part of this press release.
Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

CIBC Fourth Quarter 2005 News Release	4

(The board of directors of CIBC reviewed this press release prior to it being issued.)
A NOTE ABOUT FORWARD-LOOKING STATEMENTS
From time to time, CIBC makes written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2006 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where CIBC operates, including developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; acts of God; reliance on third parties to provide components of CIBC’s business infrastructure; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and CIBC’s ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this press release or other communications.

CIBC Fourth Quarter 2005 News Release	5

Fourth Quarter Financial Highlights

		As at or for the three months ended			As at or for the years ended
		2005	2005	2004	2005	2004
Unaudited		Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

	Common share information
Per share	- basic earnings (loss)	$2.08	$(5.77)	$1.08	$(0.46)	$5.60
	- diluted earnings (loss)(1)	2.06	(5.77)	1.06	(0.46)	5.53
	- dividends	0.68	0.68	0.60	2.66	2.20
	- book value	25.00	23.51	29.92	25.00	29.92
Share price	- high	80.64	80.80	73.90	80.80	73.90
	- low	68.82	72.15	64.50	67.95	59.35
	- closing	72.20	80.01	73.90	72.20	73.90
	Shares outstanding (thousands)
	- average basic	333,876	336,486	349,128	339,263	355,735
	- average diluted	337,065	340,125	353,152	342,909	359,776
	- end of period	334,008	333,724	347,488	334,008	347,488
	Market capitalization ($ millions)	$24,115	$26,701	$25,679	$24,115	$25,679

	Value measures
	Price to earnings multiple (12 month trailing)	n/m	n/m	13.2	n/m	13.2
	Dividend yield (based on closing share price)	3.7%	3.4%	3.2%	3.7%	3.0%
	Dividend payout ratio	32.7	>100	55.7	>100	39.2
	Market value to book value ratio	2.89	3.40	2.47	2.89	2.47

	Financial results ($ millions)
	Total revenue(2)	$3,423	$3,151	$2,901	$12,473	$11,775
	Provision for credit losses	170	199	175	706	628
	Non-interest expenses	2,057	4,850	2,266	10,840	8,251
	Net income (loss)(2)	728	(1,907)	402	(32)	2,091

	Financial measures
	Efficiency ratio(2)	60.1%	153.9%	78.1%	86.9%	70.1%
	Efficiency ratio (TEB)(2)(3)	59.2	151.4	77.1	85.6	69.2
	Return on common equity	34.2	(75.1)	14.2	(1.6)	18.7
	Net interest margin(2)	1.62	1.66	1.84	1.71	1.87
	Net interest margin on average interest-earning assets(2)	1.91	1.95	2.17	2.01	2.23
	Return on average assets(2)	1.01	(2.59)	0.57	(0.01)	0.74
	Return on average interest-earning assets(2)	1.19	(3.05)	0.68	(0.01)	0.89

	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$79,616	$86,738	$79,519	$79,616	$79,519
	Loans and acceptances	146,902	147,357	142,282	146,902	142,282
	Total assets	280,370	292,854	278,764	280,370	278,764
	Deposits	192,734	197,143	190,577	192,734	190,577
	Common shareholders’ equity	8,350	7,845	10,397	8,350	10,397
	Average assets	287,119	292,136	278,535	288,845	280,810
	Average interest-earning assets	242,841	248,386	236,045	245,142	236,257
	Average common shareholders’ equity	8,045	10,262	10,545	9,804	10,633
	Assets under administration(4)	967,100	972,900	771,300	967,100	771,300

	Balance sheet quality measures
	Common equity to risk-weighted assets	7.2%	6.4%	9.0%	7.2%	9.0%
	Risk-weighted assets ($ billions)	$116.3	$122.6	$115.9	$116.3	$115.9
	Tier 1 capital ratio	8.5%	7.5%	10.5%	8.5%	10.5%
	Total capital ratio	12.7	10.5	12.8	12.7	12.8

	Other information
	Retail / wholesale ratio(5)	70%/30%	74%/26%	72%/28%	70%/30%	72%/28%
	Regular workforce headcount	37,308	37,273	37,281	37,308	37,281

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	Certain comparative financial information has been reclassified to conform to the presentation adopted in the current year.

(3)	Taxable equivalent basis (TEB). For additional information, see the “Non-GAAP measures” section in the “Q4/05 Supplementary Financial Information” available on www.cibc.com.

(4)	Includes $695,600 million (Q3/05: $701,400 million; Q4/04: $525,600 million) of assets under administration or custody of CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.

(5)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For additional information, see the “Non-GAAP measures” section in the “Q4/05 Supplementary Financial Information” available on www.cibc.com.

n/m — not meaningful due to the net loss.

CIBC Fourth Quarter 2005 News Release	6